GreenChoice, PBC – Financial Statements

GreenChoice, PBC
For fiscal year ended December 31, 2021

Prepared by
GreenChoice (Unaudited)

Prepared on
April 13, 2022

Table of Contents

Profit and Loss - 2021

January - December 2021

	Total
INCOME	
Misc. Credit	1,990.94
Sales	5,004.47
Sales of Product Income	
Custom Box Orders	240.41
Membership Income	856.26
Online Commerce Sales - Dropship	49.54
Refunds/Returns	-20.45
Total Sales of Product Income	**1,125.76**
Uncategorized Income	6.95
Total Income	**8,128.12**
GROSS PROFIT	**8,128.12**
EXPENSES	
Advertising & Marketing	1,968.29
App Search Ads	283.71
Direct Mail	139.69
Google Ads	192.47
Influencer/Media Incentives	901.95
Marketing Software	1,524.53
PR	2,500.00
Recruiting	3,290.31
Sales/Marketing Events	950.00
Total Advertising & Marketing	**11,750.95**
Bank Charges & Fees	442.88
Computing / Servers	27,415.34
Contractors	5,468.37
Corporate excise tax	456.00
Insurance	243.41
Intellectual Property	9,830.31
Legal & Professional Services	
Employer Tax Registration Filing	303.00
Total Legal & Professional Services	**303.00**
Licenses	15,771.89
Office Supplies & Software	9,876.21
Software subscriptions	14,730.34
Total Office Supplies & Software	**24,606.55**
Payroll Tax	11,332.94
Salaries & Wages	4,246.65
App Development	52,545.13
Data Engineering	2,759.52
Design	12,315.44
Employees	30,960.73

	Total
Interns	5,054.68
Marketing Team	500.00
SEO	750.00
Total Salaries & Wages	**109,132.15**
Uncategorized Expense	50.93
Total Expenses	**216,804.72**
NET OPERATING INCOME	**-208,676.60**
OTHER EXPENSES	
Misc Expense	110.30
QA	275.70
Total Misc Expense	**386.00**
Reconciliation Discrepancies	43,305.31
Total Other Expenses	**43,691.31**
NET OTHER INCOME	**-43,691.31**
NET INCOME	**$ -252,367.91**

Balance Sheet - 2021

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account (8994) - 3	446.29
GREENCHOICE, PBC (2911)	131.63
Total Bank Accounts	**577.92**
Total Current Assets	**577.92**
Fixed Assets	
Accumulated Amortization	-20.00
Accumulated Depreciation	-3,595.00
Fixed Assets	3,595.28
Intangible asset	273.72
Total Fixed Assets	**254.00**
TOTAL ASSETS	**$831.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Massachusetts Department of Revenue Payable	312.50
Payroll Protection Program (PPP) Loan	24,900.00
Total Other Current Liabilities	**25,212.50**
Total Current Liabilities	**25,212.50**
Long-Term Liabilities	
Convertible Notes	
Barry Berman Equity	5,000.00
BonBillo Equity	70,000.00
Brendan & Jen Dagan Equity	37,000.00
Clark Freifeld Equity	25,000.00
Debbie Karlan & Liz Sweeney Equity	1,000.00
Galen Equity	15,500.00
Jimmy Karlan & Kathryn Mason Equity	5,000.00
Jinli Textile Equity	135,000.00
Jock Cochran & Lorni Cochran Equity	6,000.00
Jock Cochran Equity	1,000.00
Kathryn Mason Equity	4,000.00
Liz Sweeney Equity	1,000.00
Marc Katz Equity	147,000.00
Mickey Karlan Equity	3,000.00
Paul Fennelly Equity	22,000.00
Total Convertible Notes	**477,500.00**
Total Long-Term Liabilities	**477,500.00**
Total Liabilities	**502,712.50**

	Total
Equity	
Partner's Equity	
Katapult Accelerator Fund 4	99,980.00
Total Partner's Equity	**99,980.00**
Retained Earnings	-349,492.67
Net Income	-252,367.91
Total Equity	**-501,880.58**
TOTAL LIABILITIES AND EQUITY	**$831.92**

Statement of Stockholders' Equity - 2021

As of December 31, 2021

	December 31, 2021						
	Common Stock		Preferred Stock		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January 1, 2021	491,289	$49.13	-	$ -	$99,930.87	-$349,492.67	-$249,512.67
Contributions	-	$ -	-	$ -	$ -	-	$ -
Other comprehensive gain/loss	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	-$252,367.91	-$252,367.91
Ending Balance, December 31, 2021	**491,289**	**$49.13**	**-**	**$ -**	**$99,930.87**	**-$601,860.58**	**-$501,880.58**

Statement of Cash Flows - 2021

January - December 2021

	Jan - Dec 2021	Total
OPERATING ACTIVITIES		
Net Income	-252,367.91	-252,367.91
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Massachusetts Department of Revenue Payable	312.50	312.50
Payroll Protection Program (PPP) Loan	12,700.00	12,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,012.50**	**13,012.50**
Net cash provided by operating activities	**-239,355.41**	**-239,355.41**
FINANCING ACTIVITIES		
Convertible Notes:BonBillo Equity	55,000.00	55,000.00
Convertible Notes:Brendan & Jen Dagan Equity	27,500.00	27,500.00
Convertible Notes:Galen Equity	15,000.00	15,000.00
Convertible Notes:Marc Katz Equity	72,000.00	72,000.00
Convertible Notes:Paul Fennelly Equity	10,000.00	10,000.00
Net cash provided by financing activities	**179,500.00**	**179,500.00**
NET CASH INCREASE FOR PERIOD	**-59,855.41**	**-59,855.41**

Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

GreenChoice, PBC (the "Company"), is a public benefit corporation organized under the laws of the State of Delaware. The Company operates a food database, a grocery shopping assistant mobile application, and an online grocery shopping platform and derives revenue from commerce, membership, licensing, and advertising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.